Mail Stop 4561

December 4, 2008

Mr. Jeffrey A. Patterson
Chief Executive Officer and President
Prime Group Realty Trust
77 West Wacker Drive
Suite 3900
Chicago, Illinois 60601

> **Re: Prime Group Realty Trust**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 07/23/08**
> **Form 10-Q for the quarter ended June 30, 2008**
> **Filed 08/14/08**
> **File No. 001-13589**

Dear Mr. Patterson:

We have reviewed your response letter dated November 5, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Consolidated Statements of Cash Flows, page F-6

1.   We note your response to comment 2; however, we continue to believe that the cash flows for leasing costs should be classified as operating, not investing activities. Please reclassify these cash flows in accordance with paragraph 21 of

SFAS 95 to operating activities since they directly relate to the generation of income from the rental of your real estate.

Note 15 – Commitments and Contingencies, page F-40

2.   We note your response to comment 3; however, it does not appear that it was appropriate to record the settlement payment as an addition to the property value since the settlement was not within the one-year period following the acquisition in 1997. Please revise accordingly. Please see paragraph 41 of SFAS 141 for reference.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please key your responses to our comments and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich, Staff Accountant, at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief